Exhibit 8.1

SUBSIDIARIES OF 4D PHARMA PLC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
4D Pharma Research Limited	Scotland
4D Pharma Leon Sociedad Limitada Unipersonal	Spain
4D Pharma Cork Limited	Ireland
4D Pharma Delaware Incorporated	Delaware
4D Pharma (BVI) Limited	British Virgin Islands